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11019138

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14148

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sunset Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3520 Broadway
(No. and Street)

Kansas City	MO	64111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Olberding — 816-753-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1000 Walnut, Suite 1000	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Sunset Financial Services, Inc.

Financial Statements
and
Supplemental Schedules

December 31, 2010 and 2009

OATH OR AFFIRMATION

I, Bruce Olberding, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunset Financial Services, Inc, as of February 18, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET L. TATE
Notary Public-Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires Jan. 24, 2015
Commission # 10468889

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Internal Auditor's Report of Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
(amounts in thousands)

	December 31 2010	December 31 2009
ASSETS		
Fixed maturity trading securities		
(amortized cost: 2010 - $984; 2009 - $961)	$ 956	$ 953
Cash and cash equivalents	653	802
Accounts receivable		
(net of allowance: 2010 - $15; 2009 - $7)	745	572
Interest receivable	6	3
Income tax receivable	-	66
Deferred tax asset	73	1
Other assets	-	10
Total assets	$ 2,433	$ 2,407
LIABILITIES		
Commissions payable	$ 1,207	$ 1,005
Due to affiliated entities	107	37
Income tax payable	21	-
Other liabilities	97	168
Total liabilities	1,432	1,210
STOCKHOLDERS' EQUITY		
Common stock, par value $10 per share; authorized, 50,000		
shares; issued and outstanding, 5,000 shares	50	50
Additional paid in capital	1,800	1,800
Retained deficit	(849)	(653)
Total stockholders' equity	1,001	1,197
Total liabilities and stockholders' equity	$ 2,433	$ 2,407

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS OF OPERATIONS
(amounts in thousands)

	Year ended December 31 2010	2009
REVENUES		
Commissions:		
Unaffiliated	$ 14,129	$ 12,265
Affiliated	2,621	2,115
Investment income, net	35	27
Realized losses, net	(22)	(11)
Total revenues	16,763	14,396
EXPENSES		
Commission fees	15,217	12,975
Administrative fees	1,519	1,402
Legal fees	302	634
Operating expenses	27	18
	17,065	15,029
Loss before income tax benefit	(302)	(633)
Income tax benefit	(106)	(227)
NET LOSS	$ (196)	$ (406)

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(amounts in thousands)

	Year ended December 31 2010	Year ended December 31 2009
COMMON STOCK, beginning and end of year	$ 50	$ 50
ADDITIONAL PAID IN CAPITAL, beginning and end of year	1,800	1,800
RETAINED DEFICIT		
Beginning of year	(653)	(247)
Net loss	(196)	(406)
End of year	(849)	(653)
STOCKHOLDERS' EQUITY	$ 1,001	$ 1,197

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Year ended December 31	
	2010	2009
OPERATING ACTIVITIES		
Net loss	$ (196)	$ (406)
Adjustments to reconcile net loss to net cash used in operating activities:		
Accounts receivable	(173)	(39)
Interest receivable	(3)	2
Income tax receivable/payable	87	29
Deferred taxes	(72)	(6)
Other assets	10	(10)
Commissions payable	202	(112)
Realized loss on fixed maturity securities	22	11
Due from affiliated entities	70	13
Other liabilities	(71)	43
Net cash used in operating activities	(124)	(475)
INVESTING ACTIVITIES		
Purchase of fixed maturity securities	(1,490)	(1,705)
Sale of fixed maturity securities	1,465	1,280
Net cash used in investing activities	(25)	(425)
Decrease in cash and cash equivalents	(149)	(900)
Cash and cash equivalents at beginning of year	802	1,702
Cash and cash equivalents at end of year	$ 653	$ 802

See accompanying Notes to Financial Statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Sunset Financial Services, Inc. (the Company) is a full-service brokerage firm offering a wide range of financial products. The Company is a wholly-owned subsidiary of Kansas City Life Insurance Company (Kansas City Life). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The sales force of the Company consists primarily of agents of Kansas City Life.

Basis of Presentation
The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from such estimates.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with original maturity of three months or less when purchased to be cash equivalents.

Securities Transactions
Customers' securities and commodities transactions cleared through National Financial Services (NFS), a clearing broker, are reported on a trade date basis along with the related commission income and expenses.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the statement of financial condition.

Investments - Fixed Maturity Trading Securities
Fixed maturity trading securities are reported at fair value. The Company receives fair values from an independent third party pricing service (note 3). Changes in fair value were recorded in investment income.

Revenue Recognition
Commissions are recorded on a trade date basis as securities transactions occur.

Income Taxes
The Company files a consolidated federal tax return with other insurance and non-insurance affiliates of its parent, Kansas City Life. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Gross deferred tax assets and liabilities are measured using enacted tax rates and are considered for admitted asset status according to the admissibility tests as set forth by FINRA. The Company recorded deferred tax assets of $73 and $1 at December 31, 2010 and 2009 respectively.

Agreement with Clearing Broker
The Company acts as an introducing broker/dealer and clears all general securities transactions with and for customers on a fully disclosed basis with NFS. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that Rule. All customer funds and securities are received by the clearing broker, which carries the customer accounts and maintains the records of customer transactions pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934. For these services, the Company will pay clearing charges as set forth in the agreement between the Company and the clearing broker. The Company is contingently liable to the clearing broker for any losses incurred that may result from the clearing of customer transactions for the Company.

(amounts in thousands)

As of December 31, 2010, the Company had a receivable of $28 and a payable of $46 (2009 – $16 payable) with the clearing broker.

New Accounting Pronouncements
In May 2009, the Financial Accounting Standards Board (FASB) issued new guidance that established general accounting standards and disclosure for events occurring subsequent to the balance sheet date but before the financial statements are issued. This guidance became effective for interim and annual accounting periods ending after June 15, 2009. The Company adopted it upon issuance, with no material impact to the financial statements.

In June 2009, the FASB issued new guidance to establish the FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. This guidance replaced previous guidance related to the same issue and became effective for interim and annual reporting periods ending after September 15, 2009. The Company adopted it upon issuance, with no material impact to the financial statements.

In January 2010, the FASB issued new guidance to improve disclosures about fair value measurements. This guidance requires new disclosures and clarification of existing disclosures regarding Levels 1, 2 and 3 in the fair value hierarchy. The majority of this guidance became effective for interim and annual reporting periods beginning after December 15, 2009. However, disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements will become effective for fiscal years beginning after December 15, 2010 and for interim periods within those years. The Company adopted the guidance on January 1, 2010 with no material impact to the financial statements.

All other new accounting standards and updates of existing standards issued during 2010 did not relate to accounting policies and procedures pertinent to the Company at this time.

Other Regulatory Activity
The Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) was passed in July of 2010. This Act focuses on financial reform, specifically changes to derivatives regulation, regulatory framework for executive pay, corporate governance, investor protection, clawback provisions, mortgage reform, and numerous other issues. The Company will continue to assess the information contained in this Bill as additional guidance becomes available and as additional implications are clarified. The Company expects that additional disclosures will become required and additional costs may be associated with this Act. However, the Company does not believe they will have a material impact to the financial statements

2. INVESTMENTS

Investment Revenues
The following table provides investment income by major category. As the Company manages a trading portfolio, gains and losses resulting from fluctuations in the fair value are realized as they are incurred. Realized gains and losses on the sale of investments are determined on the basis of the specific identification method. Recognized from the sale of investments in 2010 and 2009 are gross proceeds of $1,465 and $1,280 and net realized gains and losses of $6 and $(4) respectively.

	2010	2009
Net investment income		
Interest	$ 35	$ 26
Dividends	-	1
Realized gains and losses attributable to:		
Change in fair value of securities	(28)	(7)
Sales of securities	6	(4)
Total investment income	$ 13	$ 16

Contractual Maturities
The following table provides the distribution of maturities for fixed maturity investment securities as of December 31, 2010. Expected maturities may differ from these contractual maturities since borrowers may have the right to call or prepay obligations.

	Fair Value
Contractual Maturities	
Due in less than one year	$ 174
Due after one year through five years	-
Due after five years through ten years	105
Due after ten years	677
Total	$ 956

3. FAIR VALUE MEASUREMENTS

Fair Values Hierarchy
The Company groups its financial assets and liabilities measured at fair value in three levels, based on the inputs and assumptions used to determine the fair value. These levels are as follows:

Level 1- Valuations are based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuations are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuations are generated from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's assumptions that market participants would use in pricing the asset or liability.

Determination of Fair Value
The carrying amount of cash and short-term investments as reported approximates their fair values. The fair values for fixed maturity securities are based on quoted market prices, where available. The Company reviews prices received from service providers for unusual fluctuations but generally accepts the price identified from the primary pricing service without adjustment. However, if the primary pricing service does not provide a price, the Company utilizes a second pricing service if a price is available. In the event a price is not available from either third-party pricing service, the Company pursues external pricing from independent brokers.

The Company performs an analysis on the prices received from third-party security pricing services and independent brokers to ensure that the prices represent a reasonable estimate of the fair value. The Company corroborates and validates the primary pricing sources through a variety of procedures that include but are not limited to comparison to additional independent third-party pricing services or brokers, where possible, a review of third-party pricing service methodologies, back testing and comparison of prices to actual trades for specific securities where observable data exists. In addition, the Company analyzes the third-party pricing services' methodologies and related inputs and also evaluates the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy.

The following table presents assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value and items for which the fair value option has been elected) at December 31, 2010:

(amounts in thousands)

Fair Value Measurements

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed maturity securities	$ 956	-	$ 956	-

4. FEDERAL INCOME TAXES

The components of income tax benefit on operations are as follows:

	2010	2009
Current income tax benefit	$ (34)	$ (221)
Deferred income tax benefit	(72)	(6)
Total income tax benefit	$ (106)	$ (227)

Total income tax benefit on income from operations differs from the statutory rate of 35% of income before income tax expense as shown in the following table:

	2010	2009
"Expected" income tax benefit	$ (106)	$ (222)
Increase resulting from:		
Prior year taxes	-	(5)
Total income tax benefit	$ (106)	$ (227)
Effective tax rate	35.0%	35.8%

Differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years are called temporary differences. The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented in the following table:

	2010	2009
Deferred tax asset		
Net unrealized losses of securities	$ 11	$ 1
Net operating loss carryforward	62	-
Net deferred tax asset	$ 73	$ 1

A valuation allowance is established for deferred tax assets that the Company does not believe a future tax benefit will be realized using a more likely than not standard. The Company did not record a valuation allowance in 2010 or 2009 as management believes the Company will more likely than not realize the benefit of its deferred tax asset.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $867, which was in excess of its required net capital of $96. The Company's ratio of aggregate indebtedness to net capital was 1.65 to 1 (2009

(amounts in thousands)

– 1.13 to 1). See Schedule I for additional information. Historically and in the foreseeable future, the Company is dependent upon support from its parent to support operations.

6. RELATED PARTY TRANSACTIONS

Pursuant to terms of an agreement, Kansas City Life furnishes certain administrative services, including but not limited to legal, accounting, human resources, IT and fixed assets to the Company. The administrative fees for providing such items amounted to $1,519 (2009 - $1,402). At December 31, 2010, the Company had an accounts payable due to affiliates of $107 (2009 - $37). The cost of these services is determined based upon internal cost studies performed by Kansas City Life on behalf of the Company, which may be different than if the services were either provided by an unrelated third party or from the Company.

The Company executed brokerage transactions for Kansas City Life and Sunset Life Insurance Company of America (Sunset Life) and recorded brokerage commissions of $2,621 (2009 - $2,115) related to these transactions. The cost of these services was also determined by Kansas City Life based upon internal cost studies. Affiliated revenues, net of related commission expenses, amounted to $54 (2009 - $11). Accounts receivable at December 31, 2009 included receivables from affiliates of $10.

7. CONTINGENCIES

The Company is currently a defendant in several legal proceedings described below. It is often not possible to predict the ultimate outcome of pending legal proceedings or to provide with any degree of certainty the reasonable ranges of potential losses related thereto. The matters referred to below are at stages where the Company does not have sufficient information to make an assessment of the claims for liability or damages. The claimants are seeking undefined amounts of damages or other relief, which are difficult to quantify and cannot be estimated based on the information currently available. Additionally, based on the events over the last year involving these matters, the Company does not have sufficient information at present to be able to determine whether or not these legal proceedings will have a material adverse effect on its financial position, results of operations, or cash flows.

The legal proceedings that are contingencies include:

(a) Four lawsuits filed originally during 2008 and early 2009, related to the actions of a former registered representative who has since been convicted of federal securities fraud. The proceedings involve claims that the representative engaged in a fraudulent Ponzi scheme under which the claimants loaned money to a corporation owned by the representative in exchange for a promise of repayment plus interest. Promissory notes were issued by the representative's corporation to the claimants. The claimants all allege that the corporation did not use the funds as promised and that the representative converted the funds for personal use. The lawsuits were initially dismissed by the trial court on the grounds that the plaintiffs failed to state a claim for which relief could be granted. The judgments were appealed to the United States Court of Appeals for the Eighth Circuit, which remanded portions of the cases for trial during 2010. Plaintiffs have filed revised pleadings consistent with the rulings by the appeals court and the Company filed answers to those amended pleadings. The discovery process is in its early stages and the likelihood of success of the plaintiffs or the Company is difficult to quantify and cannot be estimated based on the information currently available.

(b) A FINRA Arbitration proceeding was filed in Minnesota during September 2010 by an investor in a real estate tenants-in-common program. The plaintiff is claiming that the Company failed to due sufficient due diligence on the investment. The process is in its early stages and the likelihood of success of the plaintiffs or the Company is difficult to quantify and cannot be estimated based on the information currently available.

(c) A FINRA Arbitration proceeding was filed in Iowa during November 2010 by an investor in a real estate partnership. The plaintiff is claiming that the product was unsuitable for the investor. The process is in its early stages, and the likelihood of success of the plaintiffs or the Company is difficult to quantify and cannot be estimated based on the information currently available.

8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 22, 2011, the date that the financial statements have been issued.

SUNSET FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I
(amounts in thousands)

	December 31 2010
NET CAPITAL	
Total stockholders' equity	$ 1,001
Non-allowable assets	83
Haircuts on securities (computed pursuant to Rule 15c3-1(c)(2)(vi)(D))	51
Net capital	867
Minimum net capital requirement	96
Excess net capital	$ 771
AGGREGATE INDEBTEDNESS	
Commissions payable	$ 1,207
Due to affiliated entities	107
Current tax liability	21
Accounts payable and accrued liabilities	97
Aggregate indebtedness	$ 1,432
Ratio of aggregate indebtedness to net capital	1.65 to 1

Statement regarding Rule 17a-5(d)(4)
There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2010.

SUNSET FINANCIAL SERVICES, INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
SCHEDULES II and III

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule. The Company clears transactions through National Financial Services.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

The Board of Directors
Sunset Financial Services, Inc.:

In planning and performing our audit of the financial statements of Sunset Financial Services, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

KPMG

statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2011

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sunset Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Sunset Financial Services, Inc., (the Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunset Financial Services, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

014148 FINRA DEC
SUNSET FINANCIAL SERVICES INC 18*18
3520 BROADWAY
PO BOX 219365
KANSAS CITY MO 64121-9365

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Susie Denney 816-753-7000

2. A. General Assessment (item 2e from page 2) $ 6,096

B. Less payment made with SIPC-6 filed (exclude interest) (3,157)

7/27/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,939

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,939

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,939

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sunset Financial Services Inc.
(Name of Corporation, Partnership or other organization)

Susie Denney
(Authorized Signature)

VP, COO
(Title)

Dated the 7 day of Feb, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16,762,958
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	14,324,479
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	14,324,479
2d. SIPC Net Operating Revenues	$ 2,438,479
2e. General Assessment @ .0025	$ 6,096

(to page 1, line 2.A.)

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Sunset Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Sunset Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sunset Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sunset Financial Services, Inc.'s management is responsible for Sunset Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Verified there was no overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

KPMG

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2011